SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AmREIT
Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Class B Common Shares,
par value $0.01 per share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
H. Kerr Taylor
Chief Executive Officer
AmREIT
8 Greenway Plaza, Suite 1000
Houston, Texas 77046
Telephone: (713) 850-1400
Name, address and telephone number of person
authorized to receive notices and
communications on behalf of filing persons)

Copy to:
Bryan L. Goolsby
Gina E. Betts
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone: (214) 740-8000

Calculation of Filing Fee

Transaction Value Amount*	Amount of Filing Fee

$19,247,511	$2,060

     *Calculated solely for purposes of determining the filing fee. This amount assumes that 2,080,812 class B common shares having an aggregate value of approximately $19,247,511 are acquired pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per each $1.0 million of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 1. Summary Term Sheet
     The information set forth under “Summary Term Sheet” in the Offer to Purchase Class B Common Shares, dated October 11, 2006 (the “Offer to Purchase”), attached as Exhibit (a)(1), is incorporated herein by reference.
Item 2. Subject Company Information
     (a) The name of the issuer is AmREIT, a Texas real estate investment trust (“AmREIT”), and the address of its principal executive office is 8 Greenway Plaza, Suite 1000, Houston, Texas 77046. The Company’s phone number is (713) 850-1400. The information set forth in the Offer to Purchase under Section 18 (“Information Concerning AmREIT”) is incorporated herein by reference.
     (b) This Tender Offer Statement on Schedule TO relates to an offer by AmREIT to acquire all of its outstanding class B common shares, par value $0.01 per share (the “Shares”), for a cash purchase price of $9.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal attached hereto as Exhibits (a)(1) and (a)(2) respectively (the Offer to Purchase and the letter of transmittal, as they may be amended or supplemented from time to time, being referred to as the “Offer”).
     (c) As of October 9, 2006, there were a total of 2,080,812 Shares outstanding. The information set forth in the Offer to Purchase on the introductory pages and under “Summary Term Sheet,” Section 4 (“Eligibility”), Section 5 (“Source and Amount of Consideration”) and Section 7 (“Expiration Date”) is incorporated herein by reference.
     (d) The information set forth in the Offer to Purchase under Section 11 (“Price Range of Class B Common Shares”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) AmREIT is the filing person. The information set forth under Item 2(a) above and the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) and under Section 18 (“Information Concerning AmREIT”) is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) The information set forth in the Offer to Purchase on the introductory pages and under “Summary Term Sheet,” Section 4 (“Eligibility”), Section 5 (“Source and Amount of Consideration”), Section 6 (“Procedure for Tendering Class B Common Shares”), Section 7 (“Expiration Date”), Section 8 (“Withdrawal Rights and Change of Election”), Section 9 (“Material U.S. Federal Income Tax Consequences”), Section 10 (“Conditions of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Extension of Offer; Termination and Amendment”) and Section 16 (“Financial Statements”) is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) The information set forth in the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the Offer to Purchase under Section 3 (“The Purpose of This Offer”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section 1 (“Introduction”) is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 3 (“The Purpose of This Offer”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Consideration”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
     (b) The information required by Item (b) of Item 1007 of Regulation M-A is not applicable.
     (c) The information required by Item (d) of Item 1007 of Regulation M-A is not applicable.
Item 8. Interests in Securities of the Subject Company
     (a) The information set forth in the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Compensated or Used.
     (a) The information required by Item (a) of Item 1009 of Regulation M-A is not applicable.

Item 10. Financial Statements
     (a) The information set forth in the Offer to Purchase under Section 16 (“Financial Statements”), Section 18 (“Information Concerning AmREIT”) and Section 19 (“Additional Information”) is incorporated herein by reference.
     (b) The information required by Item (b) of Item 1010 of Regulation M-A is not applicable.
Item 11. Additional information.
     (a) The information set forth in the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) is incorporated herein by reference.
     (b) The information required by Item (b) of Item 1011 of Regulation M-A is not applicable.
Item 12. Exhibits
     (a) (1) Offer to Purchase, dated October 11, 2006
(2) Letter of Transmittal
(3) Letter to Shareholders
     (b) The information required by Item (b) of Item 1016 of Regulation M-A is not applicable.
     (c) This information required by Item (c) of Item 1016 of Regulation M-A is not applicable.
     (d) The information required by Item (g) of Item 1016 of Regulation M-A is not applicable.
     (e) The information required by Item (h) of Item 1016 of Regulation M-A is not applicable.
Item 13. Information Required by Schedule 13E-3
     Item 2. Subject Company Information
(d) Dividends. The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Consideration”) is incorporated herein by reference.
(e) Prior Public Offerings. The information required by Item (e) of Item 1002 of Regulation M-A is not applicable.

(f) Prior Stock Purchases. The information required by Item (f) of Item 1002 of Regulation M-A is not applicable.
     Item 3. Identity and Background of Filing Person
(b) Business and Background of Entities. The information required by Item (b) of Item 1003 of Regulation M-A is not applicable.
(c) Business and Background of Natural Persons. The information required by Item (c) of Item 1003 of Regulation M-A is not applicable.
     Item 4. Terms of the Transaction
(c) Different Terms. The information required by Item (c) of Item 1004 of Regulation M-A is not applicable.
(d) Appraisal Rights. The information set forth in the Offer to Purchase under Section 3 (“The Purpose of this Offer”) is incorporated herein by reference.
(e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under Section 19 (“Additional Information”) is incorporated herein by reference.
(f) Eligibility for Listing or Trading. The information required by Item (f) of Item 1004 of Regulation M-A is not applicable.
     Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a) Transactions. The information required by Item (a) of Item 1005 of Regulation M-A is not applicable.
(b) Significant Corporate Events. The information required by Item (b) of Item 1005 of Regulation M-A is not applicable.
(c) Negotiations or Contacts. The information required by Item (c) of Item 1005 of Regulation M-A is not applicable.
     Item 7. Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Offer to Purchase under Section 3 (“The Purpose of this Offer”) is incorporated herein by reference.
(b) Alternatives. The information required by Item (b) of Item 1013 of Regulation M-A is not applicable.
(c) Reasons. The information set forth in the Offer to Purchase under Section 3 (“The Purpose of this Offer”) is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under Section 3 (“The Purpose of this Offer”) and Section 9 (“Material U.S. Federal Income Tax Consequences”) is incorporated herein by reference.
     Item 8. Fairness of the Transaction
(a) Fairness. The information set forth in the Offer to Purchase under Section 13 (“Fairness of the Offer”) is incorporated herein by reference.
(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under Section 13 (“Fairness of the Offer”) is incorporated herein by reference.
(c) Approval of Security Holders. The information set forth in the Offer to Purchase under Section 13 (“Fairness of the Offer”) is incorporated herein by reference.
(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under Section 13 (“Fairness of the Offer”) is incorporated herein by reference.
(e) Approval of Directors. The information set forth in the Offer to Purchase under Section 13 (“Fairness of the Offer”) is incorporated herein by reference.
(f) Other Offers. The information required by Item (f) of Item 1014 of Regulation M-A is not applicable.
     Item 9. Reports, Opinions, Appraisals and Negotiations
(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under Section 13 (“Fairness of the Offer”) is incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. The information required by Item (b) of Item 1015 of Regulation M-A is not applicable.
(c) Availability of Documents. The information required by Item (c) of Item 1015 of Regulation M-A is not applicable.
     Item 10. Source and Amounts of Funds or Other Consideration
(c) Expenses. The information set forth in the Offer to Purchase under Section 6 (“Procedure for Tendering Class B Common shares — Benefits to Tendering Shareholders”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

     Item 12. The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under Section 12 (“Interests of Trust Managers and Executive Officers; Transactions and Arrangements Concerning the Class B Common Shares”) is incorporated herein by reference.
(e) Recommendations of Others. The information required by Item (e) of Item 1012 of Regulation M-A is not applicable.
     Item 14. Persons/Assets Retained, Employed, Compensated or Used
(b) Employees and Corporate Assets. The information required by Item (b) of Item 1009 of Regulation M-A is not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, correct and complete.

AmREIT
By:	/s/ H. Kerr Taylor
H. Kerr Taylor
Chief Executive Officer

Date: October 11, 2006

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)	Offer to Purchase, dated October 11, 2006
(a)(2)	Form of Letter of Transmittal
(a)(3)	Letter to Shareholders